Filed Pursuant to Rule 424(b)(3)
Registration No. 333-110900

Prospectus

1,882,353 Shares

MIDWEST AIR GROUP, INC.

COMMON STOCK

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        This prospectus relates to the 1,882,353 shares of our common stock that we sold to the selling shareholders named in this prospectus (or their predecessors). We are registering these shares of our common stock for resale by the selling shareholders, or their transferees, pledgees, donees or successors.

        We will not receive any proceeds from the sale of these shares, although we have paid the expenses of preparing this prospectus and the related registration statement.

        These shares are registered to permit the selling shareholders to sell shares from time to time in the public market, in amounts, at prices and on terms determined at the time of offering. The selling shareholders may sell this common stock through ordinary brokerage transactions, directly to market makers of our shares or through any other means described in the section entitled “Plan of Distribution” beginning on page 11.

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        BEFORE PURCHASING ANY OF THE SHARES COVERED BY THIS PROSPECTUS, CAREFULLY READ AND CONSIDER THE RISK FACTORS IN THE SECTION ENTITLED “RISK FACTORS” BEGINNING ON PAGE 2.

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        Our common stock is traded on the New York Stock Exchange under the symbol “MEH.” On April 5, 2004, the last reported sales price of our common stock was $4.70 per share.

        Our principal executive offices are located at 6744 South Howell Avenue, Oak Creek, Wisconsin 53154, and our telephone number at that address is (414) 570-4000.

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        NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THE SALE OF THE COMMON STOCK OR DETERMINED THAT THE INFORMATION IN THIS PROSPECTUS IS ACCURATE AND COMPLETE. IT IS ILLEGAL FOR ANY PERSON TO TELL YOU OTHERWISE.

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        The date of this prospectus is April 30, 2004.

TABLE OF CONTENTS

Prospectus Summary	1	Plan of Distribution	11
Risk Factors	2	Experts	14
Forward-Looking Statements	7	Where You Can Find More Information	14
Use of Proceeds	8	Incorporation Of Certain Documents By Reference	14
Selling Shareholders	8

        This prospectus is a part of the registration statement that we filed with the Securities and Exchange Commission. The selling shareholders named in this prospectus may from time to time sell the securities described in this prospectus.

        You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The common stock is not being offered in any jurisdiction where the offer is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the common stock.

        We have registered the following trademarks, which are used in this prospectus: “Midwest Airlines,” “Skyway Airlines” and “Midwest Connect.” In this prospectus, we use the terms “company,” “we,” “us” and “our” to refer to Midwest Air Group, Inc. In this prospectus “Midwest” or “Midwest Airlines” refer to Midwest Airlines, Inc., and “Midwest Connect” or “Skyway” refer to Skyway Airlines, Inc.

-i-

PROSPECTUS SUMMARY

        This summary highlights information contained elsewhere in this prospectus. For a more complete understanding of us and this offering of our common stock, we encourage you to read this prospectus in its entirety and our consolidated financial statements, including the notes thereto, appearing elsewhere in this prospectus or that we incorporate in this prospectus by reference.

Company	We are a holding company. Our principal subsidiary is Midwest Airlines, Inc. Midwest Airlines operates a passenger jet airline that serves major destinations throughout the United States from Milwaukee, Wisconsin, and Kansas City, Missouri. Skyway Airlines, Inc., doing business as Midwest Connect, is a wholly owned subsidiary of Midwest Airlines. Skyway Airlines serves as our regional airline.

We currently have three principal product offerings: (1) Midwest Airlines Signature Service, which is Midwest Airlines' traditional product, a single-class, premium service passenger jet airline that caters to business travelers and serves 15 major destinations in the United States from bases of operations in Milwaukee, Wisconsin, and Kansas City, Missouri. (2) In August 2003, we introduced our new low-fare Midwest Airlines Saver Service to high-volume, leisure-oriented destinations out of Milwaukee. (3) Midwest Connect builds feeder traffic and provides regional scheduled passenger service to cities primarily in the Midwest.

Our principal executive offices are located at 6744 South Howell Avenue, Oak Creek, Wisconsin 53154-1402, and our telephone number is (414) 570-4000. Our web site is www.midwestairlines.com. Information contained on our web site is not incorporated by reference into this prospectus, and you should not consider information on our web site as part of this prospectus.

Common stock registered	1,882,353 shares

Common stock outstanding as of March 5, 2004	17,406,601 shares

Use of proceeds	We will not receive any proceeds upon the sale of our common stock offered in this prospectus.

New York Stock Exchange symbol	MEH

RISK FACTORS

        You should carefully consider the risk factors discussed below (such risk factors may from time to time be amended, supplemented or superseded by other filings that we make with the Securities and Exchange Commission in the future) and the risk factors discussed in any other documents that we incorporate by reference into this prospectus (such risk factors may from time to time be amended, supplemented or superseded by other filings that we make with the SEC in the future). The risks and uncertainties described below are not only the only ones that we face. Additional risks and uncertainties not presently known or that we currently believe to be immaterial may also adversely affect us.

Risks Related to Us and to the Commercial Airline Industry

Business may be harmed if we cannot benefit from premium pricing.

        The reduction in the demand for air travel, particularly business travel, and the growing use of travel substitutes such as audio, video and Web conferencing have affected fares throughout the airline industry. Greater cost sensitivity on the part of travelers, especially business travelers, and increasing competition from low-cost carriers have reduced pricing power among airlines. At the same time, the increase in pricing transparency resulting from the use of the Internet has enabled cost-conscious customers to more easily obtain the lowest fare on any given route. In addition, we must now compete with carriers that are reorganizing or have reorganized under the protection of Chapter 11 of the United States Bankruptcy Code. Historically, air carriers involved in Chapter 11 reorganizations have undertaken substantial fare discounting to maintain cash flows and enhance customer loyalty. There can be no assurance that attempts to increase fares will be successful. Our business strategy involves premium pricing on Signature Service routes, and it is possible that premium pricing in the airline industry will not recover. If premium pricing does not recover, then our business and financial results would suffer.

Customer loyalty may be affected due to diminishing product differentiation.

        Our business strategy includes a premium travel experience at fares that cater to business and leisure travelers. We seek to differentiate ourselves through better customer service throughout the customer’s travel experience. Due to the current state of the airline industry in general, and our current state, we have been forced to reduce or suspend some of the amenities that helped us achieve differentiation. For example, complimentary inflight meal service has been reduced to beverages, snacks and cookies, with buy-onboard dining service. Given these changes, there can be no assurance that customers will perceive any differentiation from other airlines and remain loyal to us. Any loss of customers due to diminishing product differentiation could harm business.

The September 11, 2001 terrorist attacks seriously harmed business and may further harm it in the future.

        The terrorist attacks of September 11, 2001 materially impacted and continue to impact the airline industry. Concerns about further terrorist attacks have had a negative impact on air travel demand. In addition, security procedures introduced at airports since the attacks have increased – both in reality and in customer perception – the inconvenience of air travel, leading to further reduction in demand.

Increased competition could harm business.

        Midwest Airlines competes with other air carriers on all routes that it serves. Many of Midwest Airlines’ competitors have elaborate route structures that transport passengers to their hub airports, permitting them to compete in Midwest Airlines’ markets by offering multiple routings. In some markets, Midwest Airlines and Midwest Connect also compete against ground transportation.

        As a result of the introduction of Saver Service, Midwest Airlines expects it will compete with other low-fare carriers in ways that are different from its Signature Service. Among other things, it will compete more clearly on the basis of fare levels. There is no assurance it will be able to compete successfully on these bases.

There are risks associated with Midwest Airlines’ ongoing purchases of Boeing 717 aircraft.

        Midwest Airlines currently has a firm purchase order for 25 Boeing 717 aircraft and options to purchase up to 25 additional Boeing 717s at pre-negotiated prices. Midwest Airlines took delivery of the first Boeing 717 on February 28, 2003, and 13 more through March 2004. From March 2004 onward, we will take delivery of a Boeing 717 approximately once per quarter until deliveries conclude in October 2006. The new Boeing 717s have replaced Midwest Airlines’ fleet of DC-9s. Among other risks, the acquisition of these aircraft involves the following:

•	The acquisition will significantly affect cost structure by adding higher fixed costs because the Boeing 717 aircraft will have higher ownership costs (i.e., purchase costs and lease payment expenses) than the DC-9 aircraft they are replacing. Midwest Airlines believes that benefits of Boeing 717 aircraft include greater fuel efficiency, lower maintenance costs, improved dispatch reliability, increased aircraft utilization and reduced regulatory compliance costs. Midwest Airlines also believes it will realize higher revenues through increased utilization and because demand for air travel will increase because it is using these aircraft. While Midwest Airlines believes the combined effect of these higher revenues and reduced costs will offset the higher ownership costs, there can be no guarantee that will be the case. Further, it will be relying on benefits that are variable in nature to offset fixed costs. To date, the Boeing 717 program has realized certain benefits, such as higher fuel efficiency. However, it is too early to determine the full effect of the program as the aircraft has been in the fleet less than one year.

•	Midwest Airlines is dependent on Boeing to enable it to acquire the Boeing 717s. Under the terms of the financing agreement with Boeing, Boeing is able to terminate its financing commitment if it deems we have experienced a material adverse change. If Boeing exercises this termination right or is otherwise unwilling or unable to perform its contractual obligations, then Midwest Airlines would have to find another supplier for aircraft. There can be no assurance Midwest Airlines could purchase aircraft in the same time frame as it currently expects or at comparable prices. In addition, if Boeing terminates its relationship with Midwest Airlines, Midwest Airlines would incur substantial transition costs, such as costs associated with employee retraining.

•	Due to the number of Boeing 717 aircraft Midwest Airlines intends to have in its fleet, it would be vulnerable if any design defect or mechanical problem becomes associated with the Boeing 717 aircraft or if there is adverse public perception of these aircraft.

•	If there are not markets in which Midwest Airlines can employ its Boeing 717s, it may have excess aircraft in its fleet.

Increases in fuel costs would harm business.

        Fuel costs constitute a significant portion of our total operating costs. Accordingly, significant increases in fuel costs would harm our financial condition and results of operations. For the year ended December 31, 2003, a one-cent increase in the price per gallon of fuel expense would have increased fuel expenses by $800,000. Historically, fuel costs have been subject to wide price fluctuations based on geopolitical issues and changes in supply and demand. Fuel availability is also subject to periods of market surplus and shortage, and is affected by demand for both home heating oil and gasoline. Because of the effect of these events on the price and availability of fuel, the cost and future availability of fuel cannot be predicted with any degree of certainty. In the event of a fuel supply shortage, higher fuel prices or the curtailment of scheduled service could result. There can be no assurance that increases in the price of fuel can be offset with higher fares or surcharges.

        In addition, although we periodically manage the price risk of fuel by purchasing commodity options that establish ceiling prices and partially protect against significant increases in fuel prices, these options do not protect against ordinary course price increases and are limited in fuel volume and duration. We periodically hedge fuel prices by entering into short-term option cap agreements in an attempt to reduce exposure to substantial jet fuel price fluctuations. There can be no assurance that attempts to manage this risk are sufficient to protect against increases in the price of fuel due to inadequate fuel supplies or otherwise.

Changes in government regulation imposing additional requirements and restrictions on operations could increase operating costs andresult in service delays and disruptions.

        Airlines are subject to extensive regulatory and legal requirements, both domestically and internationally, that involve significant compliance costs. For example, on November 19, 2001, the President signed into law the Aviation and Transportation Security Act, which federalizes substantially all aspects of civil aviation security and requires, among other things, the implementation of security measures, such as the requirement that all passenger bags be screened for explosives. Funding for airline and airport security under the law is primarily provided by a new $2.50 per enplanement ticket tax, with authority granted to the Transportation Security Administration to impose additional fees on air carriers if necessary to cover additional federal aviation security costs. Implementation of the requirements of the act resulted in increased costs for passengers and us.

        In addition to increased costs, the security measures required to be implemented under the Aviation Security Act, as well as additional security measures that the Federal Aviation Administration has implemented, have resulted in a longer check-in process for passengers and caused delays and disruptions in airline service, resulting in customer frustration and reducing demand for airline travel.

        Additional laws, regulations, taxes, and airport rates and charges have been proposed periodically that could significantly increase the cost of airline operations or reduce demand for air travel. If adopted, these measures could have the effect of raising ticket prices, reducing revenue and increasing costs. There can be no assurance that these and other laws or regulations enacted in the future will not harm business.

An unfavorable resolution of our exemption from Wisconsin ad valorem property taxes could harm the business.

        On November 7, 2003, a Dane County, Wisconsin, circuit court, in an action brought by Northwest Airlines, Inc., declared invalid the Wisconsin statute that provides the hub airline exemption from Wisconsin ad valorem property taxes. Savings to us from the exemption have been approximately $2.0 million annually. However, we estimate savings could be as high as $7.0 million annually by 2010. We are working with the State of Wisconsin on an appeal or other action to reduce or eliminate the potential effect of the decision. We believe there will be no retroactive impact of the decision.

We may be unable to compete effectively against airlines with greater financial resources or lower operating costs.

        The airline industry is characterized generally by low profit margins and high fixed costs, primarily for personnel, debt service and rent. The expenses of an aircraft flight do not vary significantly with the number of passengers carried, and as a result, a relatively small change in the number of passengers or in pricing could have a disproportionate effect on an airline’s operating and financial results.

        In addition, the airline industry is highly competitive and particularly susceptible to price discounting because airlines incur only nominal costs to provide service to passengers occupying otherwise unsold seats. We currently compete with other airlines on most of our routes. Many of these airlines are larger and have significantly greater financial resources and name recognition or lower operating costs.

The airline industry tends to experience adverse financial results during general economic downturns.

        Since a substantial portion of air travel is discretionary, the industry tends to experience adverse financial results during general economic downturns. The airline industry has been experiencing a decline in passenger traffic, particularly traffic by business travelers, due to slower general economic conditions. Soft economic conditions continue to put pressure on the profitability of the industry. Any general decline in passenger traffic may harm our business. Any decline in traffic by business travelers may have a greater impact on us than on many of our competitors because we believe a greater percentage of our passengers are business travelers.

Our business is heavily dependent on the Milwaukee market, and a reduction in demand for air travel in this market could harm business.

        A substantial percentage of our flights have Milwaukee as their origin or destination. As a result, we remain largely dependent on the Milwaukee market, and a reduction in its share of the Milwaukee market or reduced passenger traffic to or from Milwaukee could have a material adverse effect on business.

Our indebtedness could adversely affect our financial health.

        Our indebtedness could have important consequences, including:

•	increasing our vulnerability to general adverse economic and industry conditions;

•	requiring that a portion of cash flow from operations be used for the payment of interest on debt, thereby reducing the ability to use cash flow to fund working capital, capital expenditures and general corporate requirements;

•	limiting the ability to obtain additional financing to fund future working capital, capital expenditures and general corporate requirements;

•	limiting flexibility to plan for or react to changes in business and the airline industry; and

•	placing us at a competitive disadvantage to our competitors who have less indebtedness.

Risks Related to Our Common Stock

Exercise of warrants and options, and conversion of notes, will dilute the ownership interest of existing shareholders.

        The shares issuable upon the exercise of warrants we have issued to our aircraft lessors and lenders, the shares issuable upon exercise of the options that we have agreed to issue to our employees, pursuant to our all-employee stock option plan, and the shares of common stock issuable upon conversion of our $25,000,000 6.75 % convertible senior secured notes due October 1, 2008 will dilute the ownership interests of existing shareholders.

Shares eligible for future sale may cause the market price for our common stock to drop significantly, even if our business is doing well.

        We cannot predict the effect, if any, that future sales of our common stock or the availability of shares for future sale will have on the market price of our common stock from time to time. Shares issuable upon exercise of warrants we have issued to our aircraft lessors and lenders, shares issuable to our employees upon exercise of our employee options, shares issuable upon exercise of our convertible senior secured notes or other shares of our common stock that we issue in the future may become available for resale in the public market from time to time, and the market price of shares of our common stock could drop significantly if the holders of these shares sell them or are perceived by the market as intending to sell them. In addition, the existence of the warrants, options and convertible senior secured notes may encourage short selling by market participants.

Our common stock could be delisted by the New York Stock Exchange if we do not comply with its continued listing standards.

        Our common stock is listed on the New York Stock Exchange, or NYSE. One of the NYSE’s continued listing standards requires an average total market capitalization of publicly tradeable shares for each trading-day over a consecutive 30 trading-day period of not less than $50 million and average shareholders equity for each trading-day over the same period of not less than $50 million. As of the close of business on April 7, 2004, the aggregate market value of our common stock held by non-affiliates was $75,615,677, and on February 29, 2004 our shareholders’ equity was approximately $117.0 million. Although we are currently in compliance with the NYSE standards, a prolonged reduction in the trading price of our common stock could cause us to fall out of compliance and result in the subsequent delisting of our common stock by the NYSE.

        Delisting of our common stock could cause a reduction in the liquidity of an investment in our common stock. Delisting also could reduce the ability of holders of our common stock to purchase or sell our securities as quickly and inexpensively as they would have been able to do had our common stock remained listed. This lack of liquidity also could make it more difficult for us to raise capital in the future.

If holders of our common stock wish to remove directors or effect a merger, then provisions of our charter and bylaws, RightsAgreement and Wisconsin law may hinder their ability to remove directors or complete a merger.

        Provisions of our charter and bylaws may delay or frustrate the removal of incumbent directors and may prevent or delay a merger, tender offer or proxy contest involving our company that is not approved by our board of directors, even if the events may be beneficial to the interests of shareholders. In addition, in 1996 our board of directors adopted a Rights Agreement, dated February 14, 1996, as amended, between us and American Stock Transfer & Trust Company, that may have anti-takeover effects by delaying, deferring or preventing an unsolicited acquisition proposal, even if the proposal may be beneficial to the interests of shareholders. Further, the Wisconsin Business Corporation Law contains provisions that may have the effect of delaying or making more difficult attempts by others to obtain control of our company without the approval of our board of directors.

FORWARD-LOOKING STATEMENTS

        We make certain statements in this prospectus that we believe are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Act, and we are including this statement for purposes of those safe harbor provisions. In particular, these forward-looking statements may be found in the section of this prospectus entitled “Risk Factors,” and generally include all statements other than statements of historical fact, including statements regarding our future financial position, business strategy, projected revenues and expenses, expected regulatory actions and plans and objectives of management for future operations. We use words such as “may,” “will,” “intend,” “anticipate,” “believe,” or “should” and similar expressions in this prospectus to identify forward-looking statements.

        These forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control. These risks, uncertainties and other factors could cause actual results to differ materially from those expressed or implied by those forward-looking statements. Among such risks, uncertainties and other factors that may impact us are those described in “Risk Factors” and the following:

•	our ability to generate sufficient cash flows to meet obligations on a timely basis;
•	uncertainties concerning ongoing financing for operations, including the ability to finance the acquisition of new aircraft;
•	uncertainties related to general economic factors;
•	industry conditions;
•	labor relations;
•	scheduling developments;
•	government regulations, including increased costs for compliance with new or enhanced government regulations;
•	increases in insurance costs;
•	aircraft maintenance and refurbishment schedules;
•	potential delays related to acquired aircraft;
•	increases in fuel costs or the failure of fuel costs to decline;
•	resolution of Wisconsin ad valorem property tax exemption;
•	interest rate fluctuations;
•	increased costs for security-related measures;
•	potential aircraft incidents and other events beyond our control, including traffic congestion and weather conditions; and
•	terrorist attacks or fear of terrorist attacks and other world events, including U.S. military involvement in overseas operations.

        We caution you not to place undue reliance on these forward-looking statements, which we have made as of the date of this prospectus. Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained from time to time in our Securities and Exchange Commission filings. We make no commitment to disclose any revisions to the forward-looking statements as a result of facts, events or circumstances after the date of this report.

USE OF PROCEEDS

        The selling shareholders will receive all of the proceeds from their sale of common stock offered by this prospectus. We will not receive any of the proceeds.

SELLING SHAREHOLDERS

        We offered and sold our common stock to the selling shareholders or their predecessors in a private placement transaction that was exempt from the registration requirements of the Securities Act of 1933, as amended. We are registering, pursuant to the registration statement of which this prospectus is a part, 1,882,353 shares of the common stock on behalf of the selling shareholders named in the table below (including their donees, pledgees, transferees or other successors-in-interest who receive any of the shares covered by this prospectus). We are registering the shares to permit the selling shareholders to offer these shares for resale from time to time. The selling shareholders may sell all, some or none of the shares covered by this prospectus. All information with respect to beneficial ownership has been furnished to us by the respective selling shareholders. For more information, see “Plan of Distribution.” None of the selling shareholders has had any material relationship with us within the past three years other than as a result of the ownership of shares of our common stock.

        The table below lists the selling shareholders and information regarding their ownership of common stock as of November 25, 2003:

SELLING SHAREHOLDER	NUMBER OF SHARES OWNED PRIOR TO THIS OFFERING (1)	NUMBER OF SHARES BEING OFFERED HEREBY (1)	SHARES OWNED AFTER OFFERING (2)
			NUMBER	PERCENTAGE (3)
Conrad Leifur	8,961	8,961	0	*
Endeavor LP (4)	5,100	5,100	0	*
ES Tallmadge Residuary Trust 2 (4)	1,860	1,860	0	*
First American Insurance SCG Fund (4)	3,940	3,940	0	*
First American Small Cap Growth	599,222	599,222	0	*
Opportunity Fund (4)
Greater Milwaukee Foundation - Micro	7,360	7,360	0	*
Cap (4)
Harbour Holdings Ltd.	260,235	260,235	0	*
Heartland Group, Inc. Solely on	1,534,500	450,000	1,084,500	6.2%
Behalf of Heartland Value Fund
Henry Posner III Agency (4)	2,320	2,320	0	*

SELLING SHAREHOLDER	NUMBER OF SHARES OWNED PRIOR TO THIS OFFERING (1)	NUMBER OF SHARES BEING OFFERED HEREBY (1)	SHARES OWNED AFTER OFFERING (2)
			NUMBER	PERCENTAGE (3)
John J. Frautschi Life Trust Microcap (4)	28,090	28,090	0	*
Kurtis J. Winters	8,961	8,961	0	*
Lyndhurst Associates (4)	8,870	8,870	0	*
Lynn Davis	8,961	8,961	0	*
Milwaukee Jewish Federation (4)	8,160	8,160	0	*
Oregon Retail Employees Pension Trust (4)	14,080	14,080	0	*
Pandora Select Partners, L.P.	125,000	125,000	0	*
St. Paul Electrical Constr. Pension SC (4)	4,670	4,670	0	*
Paul M. Posner Agency (4)	2,620	2,620	0	*
Pilot Butte Company	10,000	10,000	0	*
Posner Partners Microcap (4)	9,900	9,900	0	*
Richard D. Waterfield - Small Cap (4)	3,220	3,220	0	*
St. Paul Electrical Constr. Supp. SC (4)	5,340	5,340	0	*
Strong Quest L.P.	27,624	27,624	0	*
Strong Special Investments L.P.	182,729	182,729	0	*
Tate Capital Partners Fund, LLC	94,000	94,000	0	*
WM Chester - Chester Children Small Cap (4)	1,130	1,130	0	*

* 0%

(1)	Assumes that each selling shareholder offers all of the common stock that the selling shareholder purchased in the private placement.

This prospectus also covers any additional shares of common stock that become issuable in connection with the shares registered by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration that results in an increase in the number of outstanding shares of our common stock.

(2)	Assumes that the selling shareholder disposes of all of the shares of common stock covered by this prospectus and does not acquire or dispose of any additional shares of common stock. However, the selling shareholders are not representing that any of the shares covered by this prospectus will be offered for sale, and the selling shareholders reserve the right to accept or reject, in whole or in part, any proposed sale of shares.

(3)	The percentage of common stock beneficially owned is based on the shares of common stock outstanding on March 5, 2004.

(4)	U.S. Bancorp Asset Management is a registered investment adviser that has sole discretionary voting and investment authority over the accounts of its clients to which this footnote applies and the accounts of its clients not listed above. Therefore, U.S. Bancorp Asset Management is deemed to be the beneficial owner of 705,882 shares of our common stock prior to the offering and 0 shares of our common stock after the offering, representing 0% of the shares outstanding on March 5, 2004.

PLAN OF DISTRIBUTION

        The selling shareholders may resell or redistribute the securities listed elsewhere in this prospectus from time to time on any stock exchange or automated interdealer quotation system on which the securities are listed, in the over-the-counter market, in privately negotiated transactions, or in any other legal manner, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. Persons who are pledgees, donees, transferees, or other successors in interest of any of the named selling shareholders (including but not limited to persons who receive securities from a named selling shareholder as a gift, partnership distribution or other non-sale-related transfer after the date of this prospectus) may also use this prospectus and are included when we refer to “selling shareholders” in this prospectus. Selling shareholders may sell the securities by one or more of the following methods, without limitation:

•	block trades (which may include cross trades) in which the broker or dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker or dealer as principal and resale by the broker or dealer for its own account;

•	an exchange distribution or secondary distribution in accordance with the rules of any stock exchange on which the securities are listed;

•	ordinary brokerage transactions and transactions in which the broker solicits purchases;

•	an offering at other than a fixed price on or through the facilities of any stock exchange on which the securities are listed or to or through a market maker other than on that stock exchange;

•	privately negotiated transactions, directly or through agents;

•	short sales;

•	through the writing of options on the securities, whether or not the options are listed on an options exchange;

•	through the distribution of the securities by any selling shareholder to its partners, members or stockholders;

•	one or more underwritten offerings;

•	agreements between a broker or dealer and one or more of the selling shareholders to sell a specified number of the securities at a stipulated price per share; and

•	any combination of any of these methods of sale or distribution, or any other method permitted by applicable law.

        The selling shareholders may also transfer the securities by gift. We do not know of any current arrangements by the selling shareholders for the sale or distribution of any of the securities (other than an agreement by Tate Capital Partners Fund, LLC to sell certain of its shares).

        The selling shareholders may engage brokers and dealers, and any brokers or dealers may arrange for other brokers or dealers to participate in effecting sales of the securities. These brokers, dealers or underwriters may act as principals, or as an agent of a selling shareholder. Broker-dealers may agree with a selling shareholder to sell a specified number of the securities at a stipulated price per security. If the broker-dealer is unable to sell securities acting as agent for a selling shareholder, it may purchase as principal any unsold securities at the stipulated price. Broker-dealers who acquire securities as principals may thereafter resell the securities from time to time in transactions in any stock exchange or automated interdealer quotation system on which the securities are then listed, at prices and on terms then prevailing at the time of sale, at prices related to the then-current market price or in negotiated transactions. Broker-dealers may use block transactions and sales to and through broker-dealers, including transactions of the nature described above. The selling shareholders may also sell the securities in accordance with Rule 144 under the Securities Act of 1933, as amended, rather than pursuant to this prospectus, regardless of whether the securities are covered by this prospectus.

        From time to time, one or more of the selling shareholders may pledge, hypothecate or grant a security interest in some or all of the securities owned by them. The pledgees, secured parties or persons to whom the securities have been hypothecated will, upon foreclosure in the event of default, be deemed to be selling shareholders. The number of a selling shareholder’s securities offered under this prospectus will decrease as and when it takes such actions. The plan of distribution for that selling shareholder’s securities will otherwise remain unchanged. In addition, a selling shareholder may, from time to time, sell the securities short, and in those instances, this prospectus may be delivered in connection with the short sales and the securities offered under this prospectus may be used to cover short sales.

        The selling shareholders and any underwriters, brokers, dealers or agents that participate in the distribution of the securities may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended, and any discounts, concessions, commissions or fees received by them and any profit on the resale of the securities sold by them may be deemed to be underwriting discounts and commissions.

        A selling shareholder may enter into hedging transactions with broker-dealers and the broker-dealers may engage in short sales of the securities in the course of hedging the positions they assume with that selling shareholder, including, without limitation, in connection with distributions of the securities by those broker-dealers. A selling shareholder may enter into option or other transactions with broker-dealers that involve the delivery of the securities offered under this prospectus to the broker-dealers, who may then resell or otherwise transfer those securities. A selling shareholder may also loan or pledge the securities offered under this prospectus to a broker-dealer and the broker-dealer may sell the securities offered under this prospectus so loaned or upon a default may sell or otherwise transfer the pledged securities offered under this prospectus.

        The selling shareholders and other persons participating in the sale or distribution of the securities will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the related rules and regulations adopted by the Securities and Exchange Commission, including Regulation M. This regulation may limit the timing of purchases and sales of any of the securities by the selling shareholders and any other person. The anti-manipulation rules under the Exchange Act may apply to sales of securities in the market and to the activities of the selling shareholders and their affiliates. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of the securities to engage in market-making activities with respect to the particular securities being distributed for a period of up to five business days before the distribution. These restrictions may affect the marketability of the securities and the ability of any person or entity to engage in market-making activities with respect to the securities.

        We have agreed to indemnify the selling shareholders, any underwriter for the selling shareholders, any directors or officers of the selling shareholders and any person who controls (within the meaning of the federal securities laws ) the selling shareholders or acts as an investment advisor to the selling shareholders against specified liabilities, including liabilities under the federal securities laws. The selling shareholders have each agreed, severally and not jointly, to indemnify us, each of our directors, each of our officers who sign the registration statement, each person who controls (within the meaning of the federal securities laws) us and the other selling shareholders, including any director, officer or person who controls (within the meaning of the federal securities laws) the other selling shareholders, against specified liabilities arising from information provided by the selling shareholder for use in this prospectus, including liabilities under the federal securities laws. The selling shareholders may agree to indemnify any brokers, dealers or agents who participate in transactions involving sales of the securities against specified liabilities arising under the federal securities laws in connection with the offering and sale of the securities.

        The securities offered under this prospectus were originally issued to the selling shareholders pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended. We agreed to register the securities under the Securities Act of 1933, as amended, and to keep the registration statement of which this prospectus is a part effective until the earlier of (a) the date as of which the selling shareholders may sell all of the shares of common stock subject to this registration statement without restriction pursuant to Rule 144(k) (or successor thereto) promulgated under the Securities Act or (b) the date on which the selling shareholders shall have sold all shares of common stock subject to this registration statement. We have agreed to pay all expenses in connection with this offering, including fees and expenses of a single counsel for the selling shareholders, but not including underwriting discounts, concessions, commissions or fees of the selling shareholders.

        We will not receive any proceeds from sales of any securities by the selling shareholders.

        We cannot assure you that the selling shareholders will sell all or any portion of the securities offered under this prospectus.

        We will supply the selling shareholders and any stock exchange upon which the securities are listed with reasonable quantities of copies of this prospectus. To the extent required by Rule 424 under the Securities Act of 1933, as amended, in connection with any resale or redistribution by a selling shareholder, we will file a prospectus supplement setting forth:

•	the aggregate number of shares to be sold;

•	the purchase price;

•	the public offering price;

•	if applicable, the names of any underwriter, agent or broker-dealer; and

•	any applicable commissions, discounts, concessions, fees or other items constituting compensation to underwriters, agents or broker-dealers with respect to the particular transaction (which may exceed customary commissions or compensation).

        If a selling shareholder notifies us that a material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange, distribution or secondary distribution or a purchase by a broker or dealer, then we will file a prospectus supplement that includes any other facts that are material to the transaction. If applicable, this may include a statement to the effect that the participating broker-dealers did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus. We will also file a supplement to this prospectus upon our being notified by a selling shareholder that a donee, pledgee, transferee or other successor-in-interest intends to sell more than 500 shares or as otherwise required by law.

EXPERTS

        The consolidated financial statements incorporated in this prospectus by reference from our Annual Report on Form 10-K for the year ended December 31, 2003, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We are subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended. In accordance with the Exchange Act, we file reports, proxy statements and other information with the Securities and Exchange Commission. You can inspect and copy these reports, proxy statements and other information at the Public Reference Room of the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549-0102, at prescribed rates. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our Securities and Exchange Commission filings are also available on the Securities and Exchange Commission’s web site. The address of this site is http://www.sec.gov.

        We have filed with the Securities and Exchange Commission a post-effective amendment on Form S-3 to our registration statement (which term includes all amendments, exhibits and schedules thereto) on Form S-1 (Registration No. 333-110900) under the Securities Act of 1933, as amended, with respect to the shares offered by this prospectus. This prospectus is part of that post-effective amendment and, as allowed by Securities and Exchange Commissions rules, does not contain all the information set forth in the post-effective amendment and the exhibits to the post-effective amendment. The post-effective amendment may be inspected at the public reference facilities maintained by the Securities and Exchange Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549-0102 and is available to you on the Securities and Exchange Commission’s web site.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The Securities and Exchange Commission allows us to incorporate by reference into this prospectus the information we file with the Securities and Exchange Commission, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information we file later with the Securities and Exchange Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made by us with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until the sale of all of the shares of common stock that are part of this offering. The documents we are incorporating by reference are as follows:

–	our Annual Report on Form 10-K for the fiscal year ended December 31, 2003;

–	all other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since December 31, 2003;

–	the description of our common stock contained in Item 4 of our Registration Statement on Form 8-B filed on May 2, 1996 and any amendments or reports filed for the purpose of updating such description; and

–	the description of our preferred share purchase rights contained in Item 1 of our Preferred Share Purchase Rights Registration Statement on Form 8-A filed on February 15, 1996 and any amendments or reports filed for the purpose of updating such description.

–	All documents that we file with the Securities and Exchange Commission pursuant to Sections 13(a), 13(c), 14, and 15(d) of the Exchange Act subsequent to the date of this registration statement and prior to the filing of a post-effective amendment to this registration statement that indicates that all securities offered under this prospectus have been sold, or that deregisters all securities then remaining unsold, will be deemed to be incorporated in this registration statement by reference and to be a part hereof from the date of filing of such documents.

        Any statement contained in a document we incorporate by reference will be modified or superseded for all purposes to the extent that a statement contained in this prospectus (or in any other document that is subsequently filed with the Securities and Exchange Commission and incorporated by reference) modifies or is contrary to that previous statement. Any statement so modified or superseded will not be deemed a part of this prospectus except as so modified or superseded.

        You may request a copy of these filings at no cost (other than exhibits unless such exhibits are specifically incorporated by reference) by writing or telephoning us at the following address and telephone number:

Midwest Air Group, Inc.
6744 South Howell Avenue
Oak Creek, Wisconsin 53154
(414) 570-4073
Attention: Sonya Martinez

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